EXHIBIT 99.13

CONSENT OF GARY SIMMERMAN

United States Securities and Exchange Commission

Gentlemen:

In connection with Silver Wheaton Corporation’s (the “Company”) Annual Report on Form 40-F for the year ended December 31, 2008 (the “Annual Report”), I, Gary Simmerman, AusIMM, Vice President Engineering and Mine Manager (Mercator Minerals), hereby consent to the inclusion in, or incorporation by reference into, and the use of my name in connection with the preparation of the following documents/reports:

1.	Reserve and resource estimates of the Mineral Park Mine;

2.	The Annual Report.

Date: March 30, 2009

/s/ Gary Simmerman
Name: Gary Simmerman, AusIMM Title: Vice President Engineering and Mine Manager, Mercator Minerals